FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending May 23, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Issued - Wednesday 23 May 2007, London - LSE Announcement





GlaxoSmithKline plc - Results of AGM



GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all resolutions, including those electing and re-electing Board members, were passed by shareholders.



GlaxoSmithKline Annual General Meeting Poll Results



The following table shows the votes cast for each resolution:


         Resolution           Total votes for   %       Total votes       %    Total votes cast  Votes withheld*
                                     *                    against                                       *
 1   Adoption of Financial     3,974,777,303  97.25     112,587,685      2.75    4,087,364,988     131,974,680
     Statements
 2   Approval of the           3,866,957,876  92.55     311,262,740      7.45    4,178,220,616     41,119,052
     Remuneration
     Report
 3   Election of Dr Daniel     4,192,687,457  99.56      18,368,765      0.44    4,211,056,222      8,283,446
     Podolsky
 4   Election of Dr Stephanie  4,193,211,732  99.58      17,869,645      0.42    4,211,081,377      8,258,291
     Burns
 5   Re-election of Mr Julian 4,116,329,899   98.76      51,698,507      1.24    4,168,028,406     51,311,262
     Heslop
 6   Re-election of Sir        4,188,397,114  99.46      22,585,922      0.54    4,210,983,036      8,356,632
     Deryck Maughan
 7   Re-election of Dr         3,997,639,779  95.69     179,982,624      4.31    4,177,622,403     41,717,265
     Ronaldo Schmitz
 8   Re-election of Sir        4,018,143,686  96.17     160,162,071      3.83    4,178,305,757     41,033,911
     Robert Wilson
 9   Re-appointment of         4,146,391,497  99.43      23,955,388      0.57    4,170,346,885     48,992,783
     Auditors
 10  Remuneration of Auditors  4,170,216,315  99.34      27,602,092      0.66    4,197,818,407     21,521,261
 11  To authorise the company  4,102,268,011  97.50     105,273,773      2.50    4,207,541,784     11,797,884
     to make
     donations to EU
     Political
     Organisations & incur EU
     Political
     Expenditure
 12  Authority to allot        4,157,415,520  98.81      50,020,654      1.19    4,207,436,174     11,903,494
     shares
 13  Disapplication of         4,155,355,020  98.81      50,115,737      1.19    4,205,470,757     13,868,911
     pre-emption
     rights***
 14  Authority for the         4,199,430,372  99.69      12,966,339      0.31    4,212,396,711      6,942,957
     Company to
     purchase its own shares*
     **
 15  Amendment to Articles of  4,182,378,461  99.89      4,757,469       0.11    4,187,135,930     32,203,738
     Association***





Notes:

*               Includes discretionary votes.

**     A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

***    Indicates Special Resolutions requiring a 75% majority



The following table provides further relevant information:




                                                        GlaxoSmithKline's       GlaxoSmithKline's

                                                        Seventh AGM (2007)      Sixth AGM (2006)


Issued share capital                                      5,725,158,425           5,820,406,967

(excluding Treasury Shares)


Total votes cast and votes withheld lodged as a % of          73.68%                 71.77%
GSK's issued share capital (excluding Treasury
Shares).


Total shareholder population.                                180,486                 192,331


Total number of proxies lodged.                               14,357                 15,907


% of shareholders who lodged proxies.                         7.95%                   8.27%


Number of shareholders,  corporate representatives             276                     290
and proxies who attended the AGM





S M Bicknell

Company Secretary

23 May 2007



These results will shortly be available on the Company's website www.gsk.com.




Enquiries:         UK Media                         Philip Thomson        (020) 8047 5502

                                                    Joss Mathieson        (020) 8047 5502

                                                    Gwenan White          (020) 8047 5502



                   US Media                         Nancy Pekarek         (215) 751 7709

                                                    Alice Hunt            (215) 751 7709

                                                    Mary Anne Rhyne       (919) 483 2839



                   European Analyst / Investor      Anita Kidgell          (020) 8047 5542

                                                    David Mawdsley         (020) 8047 5564

                                                    Sally Ferguson         (020) 8047 5543

                   US Analyst / Investor            Frank Murdolo         (215) 751 7002

                                                    Tom Curry             (215) 751 5419




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 23, 2007                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc